UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aziyo Biologics, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

05479K106

(CUSIP Number)

W. Matthew Zuga

36 Church Lane

Westport, CT 06880

(646) 793-3510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05479K106	13D	Page 1 of 22 pages

1	Names of Reporting Persons HighCape Capital, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 48,931
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,931

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,931
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person PN

CUSIP No. 05479K106	13D	Page 2 of 22 pages

1	Names of Reporting Persons HighCape Partners, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 53,818
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,818

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,818
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5%
14	Type of Reporting Person PN

CUSIP No. 05479K106	13D	Page 3 of 22 pages

1	Names of Reporting Persons HighCape Partners QP, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,001,428
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,001,428

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,428
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.9%
14	Type of Reporting Person PN

CUSIP No. 05479K106	13D	Page 4 of 22 pages

1	Names of Reporting Persons HighCape Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,055,246
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,055,246

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,055,246
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 05479K106	13D	Page 5 of 22 pages

1	Names of Reporting Persons HighCape Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,055,246
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,055,246

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,055,246
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.3%
14	Type of Reporting Person PN

CUSIP No. 05479K106	13D	Page 6 of 22 pages

1	Names of Reporting Persons HighCape Co-Investment Vehicle I, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 499,145
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 499,145

11	Aggregate Amount Beneficially Owned by Each Reporting Person 499,145
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 05479K106	13D	Page 7 of 22 pages

1	Names of Reporting Persons HighCape Co-Investment Vehicle II, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 259,282
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 259,282

11	Aggregate Amount Beneficially Owned by Each Reporting Person 259,282
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 05479K106	13D	Page 8 of 22 pages

1	Names of Reporting Persons HighCape Capital, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 48,931
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,931

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,931
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 05479K106	13D	Page 9 of 22 pages

1	Names of Reporting Persons HighCape Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,023
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,023

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,023
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 05479K106	13D	Page 10 of 22 pages

1	Names of Reporting Persons HighCape Partners QP II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 719,977
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 719,977

11	Aggregate Amount Beneficially Owned by Each Reporting Person 719,977
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.1%
14	Type of Reporting Person PN

CUSIP No. 05479K106	13D	Page 11 of 22 pages

1	Names of Reporting Persons HighCape Partners GP II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 735,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 735,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 735,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person PN

CUSIP No. 05479K106	13D	Page 12 of 22 pages

1	Names of Reporting Persons HighCape Partners GP II, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 735,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 735,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 735,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 05479K106	13D	Page 13 of 22 pages

1	Names of Reporting Persons W. Matthew Zuga
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,597,604
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,597,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,597,604
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 47.4%
14	Type of Reporting Person IN

CUSIP No. 05479K106	13D	Page 14 of 22 pages

1	Names of Reporting Persons Kevin Rakin
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 90,807
	8	Shared Voting Power 4,839,177
	9	Sole Dispositive Power 90,807
	10	Shared Dispositive Power 4,839,177

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,929,984
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.7%
14	Type of Reporting Person IN

CUSIP No. 05479K106	13D	Page 15 of 22 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 20, 2021 (as amended, the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”) of Aziyo Biologics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

HighCape Capital, L.P.

HighCape Partners, L.P.

HighCape Partners QP, L.P.

HighCape Partners GP, LLC

HighCape Partners GP, L.P.

HighCape Co-Investment Vehicle I, LLC

HighCape Co-Investment Vehicle II, LLC

HighCape Capital, LLC

HighCape Partners II, L.P.

HighCape Partners QP II, L.P.

HighCape Partners GP II, L.P.

HighCape Partners GP II, LLC

W. Matthew Zuga

Kevin Rakin

Each of the Reporting Persons, except for Messrs. Zuga and Rakin, is organized under the laws of the State of Delaware. Each of Messrs. Zuga and Rakin is a citizen of the United States. The principal business address of the Reporting Persons is 36 Church Lane, Westport, CT 06880. The Reporting Persons are principally engaged in the business of managing their investments in the securities of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 05479K106	13D	Page 16 of 22 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following information at the end of Item 3:

On December 5, 2022, in connection with the Issuer’s registered underwritten offering, HighCape Partners II, L.P. and HighCape Partners QP II, L.P. purchased an aggregate of 735,000 shares of Class A Common Stock for an aggregate purchase price of $3,491,250.00.

The Reporting Persons obtained the funds used to acquire their interests in the Issuer’s securities through capital contributions from their partners and members.

CUSIP No. 05479K106	13D	Page 17 of 22 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 11,810,964 shares of Class A Common Stock outstanding as of December 5, 2022, as provided by the Issuer:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
HighCape Capital, L.P.	48,931	0.4%	0	48,931	0	48,931
HighCape Partners, L.P.	53,818	0.5%	0	53,818	0	53,818
HighCape Partners QP, L.P.	4,001,428	33.9%	0	4,001,428	0	4,001,428
HighCape Partners GP, LLC	4,055,246	34.3%	0	4,055,246	0	4,055,246
HighCape Partners GP, L.P.	4,055,246	34.3%	0	4,055,246	0	4,055,246
HighCape Co-Investment Vehicle I, LLC	499,145	4.2%	0	499,145	0	499,145
HighCape Co-Investment Vehicle II, LLC	259,282	2.2%	0	259,282	0	259,282
HighCape Capital, LLC	48,931	0.4%	0	48,931	0	48,931
HighCape Partners II, L.P.	15,023	0.1%	0	15,023	0	15,023
HighCape Partners QP II, L.P.	719,977	6.1%	0	719,977	0	719,977
HighCape Partners GP II, L.P.	735,000	6.2%	0	735,000	0	735,000
HighCape Partners GP II, LLC	735,000	6.2%	0	735,000	0	735,000
W. Matthew Zuga	5,597,604	47.4%	0	5,597,604	0	5,597,604
Kevin Rakin	4,929,984	41.7%	90,807	4,839,177	90,807	4,839,177

The amount of securities beneficially owned by the Reporting Persons includes: (i) 53,818 shares of Class A Common Stock held of record by HighCape Partners, L.P.; (ii) 4,001,428 shares of Class A Common Stock held of record by HighCape Partners QP, L.P.; (iii) 499,145 shares of Class A Common Stock held of record by HighCape Co-Investment Vehicle I, LLC; (iv) 259,282 shares of Class A Common Stock held of record by HighCape Co-Investment Vehicle II, LLC; (v) 48,931 shares of Class A Common Stock held of record by HighCape Capital, L.P.; (vi) 15,023 shares of Class A Common Stock held of record by HighCape Partners II, L.P.; and (vii) 719,977 shares of Class A Common Stock held of record by HighCape Partners QP II, L.P. The amount beneficially owned by Mr. Rakin also includes 90,807 shares of Class A Common Stock held of record by the Kevin L. Rakin Irrevocable Trust.

CUSIP No. 05479K106	13D	Page 18 of 22 pages

Kevin Rakin and W. Matthew Zuga are the managing members of HighCape Partners GP, LLC, which is the general partner of HighCape Partners GP, L.P., which is the general partner of each of HighCape Partners, L.P. and HighCape Partners QP, L.P. Messrs. Rakin and Zuga are the managing members of HighCape Capital, LLC, which is the general partner of HighCape Capital, L.P. Messrs. Rakin and Zuga are also the managing members of HighCape Partners GP II, LLC, which is the general partner of HighCape Partners GP II, L.P., which is the general partner of each of HighCape Partners II, L.P. and HighCape Partners QP II, L.P.

Each of Mr. Rakin, Mr. Zuga, HighCape Partners GP, LLC and HighCape Partners GP, L.P. may be deemed to beneficially own the securities held of record by each of HighCape Partners, L.P. and HighCape Partners QP, L.P. Each of Mr. Rakin, Mr. Zuga and HighCape Capital, LLC may be deemed to beneficially own the securities held of record by HighCape Capital, L.P. Each of Mr. Rakin, Mr. Zuga, HighCape Partners GP II, LLC and HighCape Partners GP II, L.P. may be deemed to beneficially own the securities held of record by each of HighCape Partners II, L.P. and HighCape Partners QP II, L.P.

In addition, Mr. Zuga is the managing member of each of HighCape Co-Investment Vehicle I, LLC and HighCape Co-Investment Vehicle II, LLC and may be deemed to beneficially own the securities held of record by each such entity. Mr. Rakin may be deemed to beneficially own the securities held of record by the Kevin L. Rakin Irrevocable Trust. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons.

(c)           Except as described in Item 3, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)          None.

(e)	Not applicable.

CUSIP No. 05479K106	13D	Page 19 of 22 pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

1	Joint Filing Agreement.

2	Securities Purchase Agreement, dated December 5, 2021, by and among Aziyo Biologics, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.1 of Aziyo Biologics, Inc.’s Current Report on Form 8-K filed with the SEC on December 8, 2021).

3	Registration Rights Agreement, dated December 5, 2021, by and among Aziyo Biologics, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.2 of Aziyo Biologics, Inc.’s Current Report on Form 8-K filed with the SEC on December 8, 2021).

CUSIP No. 05479K106	13D	Page 20 of 22 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2022

HIGHCAPE CAPITAL, L.P.
By: HighCape Capital, LLC, its general partner

	By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE PARTNERS, L.P.
By: HighCape Partners GP, L.P., its general partner
By: HighCape Partners GP, LLC, its general partner

	By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE PARTNERS QP, L.P.
By: HighCape Partners GP, L.P., its general partner
By: HighCape Partners GP, LLC, its general partner

	By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE PARTNERS GP, LLC

	By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE PARTNERS GP, L.P.
By: HighCape Partners GP, LLC, its general partner

	By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

CUSIP No. 05479K106	13D	Page 21 of 22 pages

HIGHCAPE CO-INVESTMENT VEHICLE I, LLC

By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE CO-INVESTMENT VEHICLE II, LLC

By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE CAPITAL, LLC

By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE PARTNERS II, L.P.
By: HighCape Partners GP II, L.P., its general partner
By: HighCape Partners GP II, LLC, its general partner

By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE PARTNERS QP II, L.P.
By: HighCape Partners GP II, L.P., its general partner
By: HighCape Partners GP II, LLC, its general partner

By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE PARTNERS GP II, L.P.
By: HighCape Partners GP II, LLC, its general partner

By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE PARTNERS GP II, LLC

By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

CUSIP No. 05479K106	13D	Page 22 of 22 pages

/s/ W. Matthew Zuga
Name: W. Matthew Zuga

/s/ Kevin Rakin
Name: Kevin Rakin